Exhibit 99.2

Sundance Energy Australia Limited Reports

Third Quarter 2018 Financial and Operational Results

DENVER, November 15, 2018 (GLOBE NEWSWIRE) — Sundance Energy Australia Limited (ASX: SEA) (NASDAQ: SNDE) (“Sundance” or the “Company”), a U.S. onshore oil and gas exploration and production company focused in the Eagle Ford in South Texas, reported its third quarter 2018 financial and operations results.

Third Quarter 2018 Financial Results

•                  Adjusted EBITDAX(1) for the third quarter of 2018 was US $30.4 million, representing a ~62% Adjusted EBITDAX margin. Adjusted EBITDAX for year to date 2018 was US $51.9 million, a ~53% margin. These figures exclude certain non-recurring expenses such as acquisition related costs and unrealized hedging losses on derivatives.

•                  Total revenue for the quarter increased ~70% to US $53.8 million as compared to the same prior year period.

•                  Net Income for the quarter was positive at US $4.6 million, excluding the impact of unrealized losses from commodity hedging of US $23.8 million.

•                  Average third quarter realized prices excluding the impact of hedging were US $69.59 per barrel of oil, US $2.65 per mmbtu of gas, and US $28.15 per barrel of NGL. This compares to an average WTI price of $69.64 for the quarter. On a blended basis the average estimated third quarter price realized per Boe for all products excluding the impact of hedging was US $52.51. Average third quarter price including the impact of hedging was US $47.85 per Boe and US $62.62 per barrel.

•                  Cash operating costs for the quarter of US $18.14/boe were slightly higher as compared to US $15.05/Boe for the same prior year period due to Lease Operating Expense (“LOE”) and workover expenses. LOE of US $9.02/Boe did decrease 17.6% versus the second quarter of the year, but remained elevated due to higher gathering costs under the midstream agreements entered at closing of the Pioneer acquisition. Transportation, gathering and processing fees represented US $1.94/Boe of the LOE figure.  These higher midstream tariffs solely and specifically apply only to production from wells put on production by Pioneer prior to closing of the acquisition. All incremental production from new wells on the acquired assets will be charged at new, lower market rates and result in decreased LOE per Boe over time. The Company anticipates LOE per Boe will continue to decline in the fourth quarter of 2018. As anticipated, workover expenses for the period of US $1.95/Boe remained elevated due to the Company’s continued maintenance work on wells acquired from Pioneer.

•                  As of 15th November 2018, the Company’s oil hedges covered a total of 5,489,000 bbls through 2023 with a weighted average floor of US $56.08 and ceiling of US $63.52.  Hedging covered approximately 98% of planned oil production for the remainder 2018 and 47% for full year 2019 with weighted average floors of $66.73 and $60.45 respectively.

•                  Third quarter development and production related expenditures totaled US $59.5 million and were US $103.4 million year to date, tracking in-line with the low end of the Company’s previously released full year capital guidance.

•                  Subsequent to the quarter’s end, on 14th November 2018 the Company announced a 40% increase in its Senior Secured Borrowing Base Facility from US $87.5mm to US $122.5mm. This US $35.0mm increase provides the Company with substantial additional liquidity.

Operational Highlights

•                  Third quarter net production volumes were 1,024,987 Boe or 11,141 Boe/day, exceeding the high end of previously released third quarter production guidance of 10,000 to 11,000 Boe/d. This figure represents sales volumes and excludes flared gas volumes. Net production for the quarter represents an increase of ~28% as compared to the same period for the prior year and a ~46% increase as compared to the second quarter of 2018.

•                  Third quarter net production were ~65% oil, ~21% gas and ~14% NGLs by volume.

•                  Net production volumes for year to date 2018 were 2,323,329 Boe or approximately 8,510 Boe/d. Net production by volume for the same period was ~61% oil, ~25% gas and ~15% NGLs.

•                  During the third quarter Sundance brought into production nine gross (9.0 net) wells all on the acreage acquired from Pioneer. Initial production results from all wells were significantly above the Company’s well performance expectations, and all wells continue to perform above type curve.

(1)  Adjusted EBITDAX is a Non-IFRS measure, please see reconciliation to net income (loss) attributable to owners of Sundance at the end of this release.

•                  The Company completed drilling (“SPUD to TD”) six additional gross (6.0 net) wells during the third quarter. These comprised the Idylwood 04H and 05H two well pad and the James Keith Esse 06H, 07H, 08H, and 09H four well pad, both in Live Oak County.

•                  At the quarter’s end, Sundance was in the process of drilling five gross (5.0 net) wells, including the Harlan Bethune 22H, 23H and 24H three well pad in Live Oak County and the Hoskins 20H and 21H two well pad in McMullen County. As of the date of this report, the Company had finished drilling the Hoskins pad and subsequently released the Patterson 589 rig and was in the process of finalizing drilling of the Harlan Bethune pad. The Company will finish the remainder of its 2018 drilling program with a single Patterson rig under a long-term contract and a spot rig to drill two wells on its Dimmit County assets during the fourth quarter. It is anticipated that Sundance will again pick up a second rig during the first quarter of 2019 for next year’s development plan.

•                  At quarter’s end the Company was also in the process of completing the two-well Idylwood pad, which subsequently began initial flowback on 16th October. As of the date of this release, the Company had additionally completed and placed into production the four-well James Keith Esse pad. Both pads are located in Live Oak County.

The table below provides an overview of the Company’s operational activity for the quarter and year-to-date:

Well Name	County	Spud Date	Frac Start Date	IP Date	Lateral Length	30-Day IP (boe/d)	60-Day IP (boe/d)
Paloma Ranch 7H	McMullen	18-Jan-18	17-May-18	2-Jun-18	7,690’	1,345	1,017
Peeler Ranch 8HC	Atascosa	1-Mar-18	28-May-18	26-Jun-18	5,642’	484	404
Peeler Ranch 9HC	Atascosa	24-Mar-18	28-May-18	26-Jun-18	5,820’	446	371
Allen MCM 1HA	McMullen	21-Apr-18	6-Jul-18	17-Aug-18	8,015’	1,291	1,100
Allen MCM 2HA	McMullen	13-May-18	6-Jul-18	17-Aug-18	8,234’	1,132	969
Harlan Bethune 25H	Live Oak	7-May-18	24-Jul-18	15-Aug-18	4,779’	1,102	1,091
Harlan Bethune 26H	Live Oak	11-May-18	22-Jul-18	15-Aug-18	4,073’	1,234	1,066
Harlan Bethune 27H	Live Oak	13-May-18	22-Jul-18	15-Aug-18	3,314’	1,183	901
Justin Tom 05H	Atascosa	17-Jun-18	12-Aug-18	3-Sep-18	6,258’	1,296	—
Justin Tom 06H	Atascosa	14-Jun-18	12-Aug-18	3-Sep-18	6,299’	1,042	—
Harlan Bethune 34H	Live Oak	25-Jun-18	3-Aug-18	19-Aug-18	3,528’	1,691	1,588
Harlan Bethune 35H	Live Oak	22-Jun-18	3-Aug-18	19-Aug-18	3,702’	1,738	1,579
James Keith Esse 06H	Live Oak	26-Jul-18	12-Oct-18	13-Nov-18	5,175’	—	—
James Keith Esse 07H	Live Oak	22-Jul-18	12-Oct-18	13-Nov-18	5,178’	—	—
James Keith Esse 08H	Live Oak	24-Jul-18	12-Oct-18	13-Nov-18	5,180’	—	—
James Keith Esse 09H	Live Oak	20-Jul-18	12-Oct-18	13-Nov-18	5,164’	—	—
Idylwood 04H	Live Oak	3-Aug-18	28-Sep-18	16-Oct-18	6,445’	—	—
Idylwood 05H	Live Oak	3-Aug-18	28-Sep-18	16-Oct-18	5,487’	—	—
Harlan Bethune 22H	Live Oak	17-Sep-18	—	—	—	—	—
Harlan Bethune 23H	Live Oak	21-Sep-18	—	—	—	—	—
Harlan Bethune 24H	Live Oak	25-Sep-18	—	—	—	—	—
Hoskins 20H	McMullen	25-Sep-18	—	—	—	—	—
Hoskins 21H	McMullen	27-Sep-18	—	—	—	—	—
Roy Esse 15H	Live Oak	21-Nov-18	—	—	—	—	—
Roy Esse 16H	Live Oak	23-Nov-18	—	—	—	—	—
Roy Esse 17H	Live Oak	25-Nov-18	—	—	—	—	—
Roy Esse 18H	Live Oak	27-Nov-18	—	—	—	—	—
Red Ranch 18H	Dimmit	17-Nov-18	—	—	—	—	—
Red Ranch 19H	Dimmit	19-Nov-18	—	—	—	—	—

Company Guidance

•                  Sundance’s net production guidance for the fourth quarter of 2018 is 14,000 to 15,000 boe/d, and net production guidance for full year 2018 remains 9,000 to 10,000 boe/d.

•                  In the third quarter, the Company again exceeded the high end of its production guidance. Its year to date 2018 net sales volumes of 8,510 Boe/d position the Company securely on track to meet full year 2018 production guidance.

•                  During the fourth quarter the Company intends to turn nine to eleven wells to sales. As of the date of this report, six of these wells have already been placed into production and two wells are drilled but uncompleted (“DUC”). The Company is in the process of completing the two-well Hoskins Pad in McMullen County and will then mobilize the frac crew to the three-well Harlan Bethune pad in Live Oak County.

•                  The Company anticipates ending the year with an inventory of up to six DUC wells. Once the Company has finished the drilling the Harlan Bethune pad, it will then mobilize the Patterson 229 rig to the four-well Roy Esse pad in Live Oak County. The Company is currently mobilizing an additional Patterson spot rig to the two-well Red Ranch 18H and 19H pad in Dimmit County to hold that lease in conjunction with its previously announced sales process.

The tables below set forth the Company’s hedge position as of 15th November:

HEDGE POSITION OVERVIEW

	Total Oil Derivative Contracts			Gas Derivative Contracts
	Weighted Average			Weighted Average
Year	Units (Bbls)	Floor	Ceiling	Units (Mcf)	Floor	Ceiling
2018	546,000	66.73	69.08	502,000	3.12	3.33
2019	2,317,000	60.45	66.26	2,172,000	2.95	3.34
2020	1,326,000	53.66	59.56	1,536,000	2.65	2.70
2021	612,000	48.49	59.23	1,200,000	2.66	2.66
2022	528,000	45.68	60.83	1,080,000	2.69	2.69
2023	160,000	40.00	63.10	240,000	2.64	2.64
Total	5,489,000	$56.08	$63.52	6,730,000	$2.79	$2.94

CRUDE OIL HEDGE POSITION BY BASIS

	LLS Derivative Contracts			Brent Derivative Contracts			WTI Derivative Contracts
	Weighted Average			Weighted Average			Weighted Average
Year	Units (Bbls)	Floor	Ceiling	Units (Bbls)	Floor	Ceiling	Units (Bbls)	Floor	Ceiling
2018	38,000	$52.29	$65.51	228,000	$66.07	$69.50	280,000	$69.23	$69.23
2019	168,000	$52.51	$52.51	989,000	$61.89	$69.17	1,160,000	$60.36	$65.76
2020	—	—	—	—	—	—	1,326,000	$53.66	$59.56
2021	—	—	—	—	—	—	612,000	$48.49	$59.23
2022	—	—	—	—	—	—	528,000	$45.68	$60.83
2023	—	—	—	—	—	—	160,000	$40.00	$63.10
Total	206,000	$52.47	$54.91	1,217,000	$62.68	$69.23	4,066,000	$54.29	$62.25

The following unaudited tables present certain production, per unit metrics and Adjusted EBITDAX that compare results of the corresponding quarterly and nine month reporting periods:

	Three Months Ended September 30,		Nine Months Ended September 30,		% Change
Unaudited	2018	2017	2018	2017	Qtr.-over- Qtr	Yr.-over- Yr.
Net Sales Volumes
Oil (Bbls)	665,776	588,637	1,411,652	1,361,017	13%	4%
Natural gas (Mcf)	1,285,672	812,506	3,412,346	2,474,499	58%	38%
NGL (Bbls)	144,933	78,807	342,952	230,095	84%	49%
Total sales (Boe)	1,024,987	802,861	2,323,329	2,003,529	28%	16%
Total flared gas (Boe)	45,995	52,026	99,197	80,795	-12%	23%
Total production (Boe)	1,070,982	854,887	2,422,526	2,084,324	25%	16%

Average Daily Volumes
Average daily sales	11,141	8,727	8,510	7,339	28%	16%

Product Price Received
Total price received (per Boe)	$52.51	$39.34	$48.76	$37.96	33%	28%
Total realized price (per Boe)(1)(2)(3)	$47.85	$39.32	$42.15	$37.71	22%	12%
Total price received - Oil (per Bbl)	$69.59	$48.19	$68.01	$48.40	44%	41%
Total price realized - Oil (per Bbl)(1)	$62.62	$48.21	$57.16	$48.20	30%	19%
Total price received - Natural gas (per Mcf)	$2.65	$2.19	$2.53	$2.40	21%	5%
Total price realized - Natural gas (per Mcf)(2)	$2.64	$2.15	$2.55	$2.31	23%	10%
Total price received - NGL (per Bbl)	$28.15	$18.28	$25.20	$18.44	54%	37%
Total price realized - NGL (per Bbl)(3)	$27.32	$18.28	$24.85	$18.44	49%	35%

(1) Included realized losses on oil derivatives of $4.7 million and a realized gains of $11 thousand for the three months ended September 30, 2018 and 2017, respectively, and realized losses of $8.6 million and $0.3 million for the nine months ended September 30, 2018 and 2017, respectively.   Also includes the impact of a fixed price delivery contract of $4.74/bbl for the nine months ended September 30, 2018, respectively.

(2) Included realized losses on natural gas derivatives of $15 thousand and $30 thousand for the three months ended September 30, 2018 and 2017, respectively, and realized gains of $0.1 million and realized losses of $0.2 million for the nine months ended September 30, 2018 and 2017, respectively.

(3) Included realized losses on natural gas derivatives of $0.1 million for the three and nine months ended September 30, 2018.

UNIT COST ANALYSIS

	Three Months Ended September 30,		%	Nine Months Ended September 30,		%
Unaudited	2018	2017	Change	2018	2017	Change
Revenue/Boe*	$52.51	$39.34	33%	$48.76	37.96	28%
Lease operating expenses/Boe*	(9.02)	(5.05)	79%	(9.86)	(5.79)	70%
Workover expense/Boe	(1.95)	(1.26)	55%	(1.95)	(1.95)	0%
Production taxes/Boe	(3.33)	(2.72)	22%	(3.08)	(2.51)	23%
Cash G&A/Boe(1)	(3.84)	(6.02)	-36%	(4.92)	(6.38)	-23%
Net per Boe	$34.37	$24.29	41%	$28.95	21.33	36%

Adjusted EBITDAX(2)	30,426	19,490	56%	51,894	42,039	23%
Adjusted EBITDAX Margin (3)	62.0%	61.7%	0%	53.0%	55.6%	-5%

(1) Cash G&A represents general and administrative expenses (non transaction-related) incurred less equity-settled share based compensation expense, which totaled $0.2 million and $0.5 million for the three months ended September 30, 2018 and 2017, respectively, and expense of $0.3 million and $1.6 million for the nine months ended September 30, 2018 and 2017, respectively.

(2) See reconciliation of income (loss) attributable to owners of the Company to Adjusted EBITDAX included at end of release.

(3) Adjusted EBITDAX Margin represents Adjusted EBITDAX as a percentage of revenue, inclusive of commodity derivative settlements, during the period.

Condensed Consolidated Financial Statements

The Company’s unaudited condensed consolidated financial statements are included below.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended September 30,		Nine Months Ended September 30,
Unaudited (US$000s)	2018	2017	2018	2017
Revenue	$53,824	$31,584	$106,589	$76,044
Lease operating, workover and production tax expense	(14,669)	(7,244)	(34,591)	(20,534)
Depreciation and amortisation expense	(17,228)	(16,591)	(44,441)	(45,007)
General and administrative expenses	(4,100)	(5,332)	(11,775)	(14,348)
Transaction-related expenses	—	—	(12,377)	—
Gain (loss) on commodity hedging, net (1)	(28,608)	(5,524)	(51,788)	5,293
Finance costs, net of amounts capitalized	(6,591)	(3,438)	(17,370)	(9,417)
Loss on debt extinguishment	—	—	(2,428)	—
Impairment expense	(1,889)	(120)	(23,782)	(149)
Other items income (expense), net (2)	(15)	980	6,706	(2,219)

Loss before income tax	(19,276)	(5,685)	(85,257)	(10,337)

Income tax expense	—	(333)	(7,610)	(1,427)

Loss attributable to owners of the Company	$(19,276)	$(6,018)	$(92,867)	$(11,764)

(1) Included an unrealised loss on commodity hedging of $23.8 million and $5.5mm for the three months ended September 30, 2018 and 2017, respectively, and an unrealised loss of $43.1 million and an unrealised gain of $5.8 million for the year ended September 30, 2018 and 2017, respectively.

(2)  Included a realized gain on foreign currency derivatives of $6.8 million for the nine months ended September 30, 2018.

CONDENSED CONSOLIDATED BALANCE SHEETS

(US$’000s)	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
Cash	$2,662	$5,761
Trade and other receivables	17,540	4,006
Other current assets	5,170	3,855
Assets held for sale(1)	39,173	61,064
Total current assets	64,545	74,686

Oil and gas properties	664,151	375,021
Other assets	6,160	4,911
Total assets	$734,856	$454,618

Current liabilities	$74,498	$67,454
Derivative liabilities - current	25,932	5,618
Liabilities held for sale(1)	923	1,064
Total current liabilities	101,353	74,136

Credit facilities, net of financing fees	254,790	189,310
Derivative liabilities - non current	16,704	3,728
Other non current liabilities	33,618	10,093
Total liabilities	$406,465	$277,267

Net assets	$328,391	$177,351
Equity	$328,391	$177,351

(1) The Company’s Dimmit County Eagle Ford assets (and related liabilities) were classified as held for sale as of September 30, 2018 and December 31, 2017.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine Months Ended September 30,
Unaudited (US$000s)	2018	2017
Operating
Receipts from sales	$92,896	$82,481
Payments for operating and administrative expenses(1)	(54,247)	(29,238)
Payments for commodity derivative settlements, net	(6,077)	(689)
Other, net (2)	(2,324)	3,645
Net cash provided by operating activities	30,248	56,199

Investing
Payments for development expenditures	(85,325)	(91,069)
Payments for exploration expenditures	(6,401)	(8,336)
Payment for Eagle Ford acquisition, net	(215,765)	—
Sale of non current assets	—	14,373
Other	(246)	(573)
Net cash used in investing activities	(307,737)	(85,605)

Financing
Proceeds from the issuance of shares	253,517	—
Payments for the costs of capital raisings	(10,294)	—
Receipts from settlements of foreign currency derivatives	6,838	—
Interest paid, net of capitalized portion	(18,652)	(11,386)
Proceeds from (repayments of) production prepayment	(18,194)	30,000
Proceeds from borrowings, net	78,000	(250)
Deferred financing costs capitalized	(16,700)	—
Other	(150)	—
Net cash used in financing activities	274,365	18,364

Cash beginning of period	5,761	17,463
FX effect	25	(44)
Cash at end of period	$2,662	$6,377

(1)  The nine months ended September 30, 2018 includes payments of $13.7 million of transaction-related costs.

(2)  Includes $2.3 million of withholding tax payments and $3.9 million of income tax refund (net) for the nine months ended September 30, 2018 and 2017, respectively.

Conference Call

The Company will host a conference call for investors on Thursday, 15 November 15, 2018, at 3 p.m. Mountain Time (Friday, 16 November, 2018 at 9 a.m. AEDT).

Interested investors can listen to the call via webcast at http://www.sundanceenergy.net/events.cfm. The webcast will also be available for replay on the Company’s website.

Additional Information

We define “Adjusted EBITDAX”, a non-IFRS measure, as earnings before interest expense, income taxes, depreciation, depletion and amortization, property impairments, gain/(loss) on sale of non-current assets, exploration expense, share based compensation and income, gains and losses on commodity hedging, net of settlements of commodity hedging and items that the Company believes affect the comparability of operating results such as items whose timing and/or amount cannot be reasonably estimated or items that are non-recurring.

Below is a reconciliation from the net income (loss) attributable to owners of the Company to Adjusted EBITDAX:

IFRS Income (Loss) Attributable to Owners of Sundance Reconciliation to Adjusted EBITDAX

	Three Months Ended September 30,		Nine Months Ended September 30,
Unaudited (US$000s)	2018	2017	2018	2017
Loss attributable to owners of Sundance	$(19,276)	$(6,018)	$(92,867)	$(11,764)
Income tax expense	—	333	7,610	1,427
Finance costs, net of amounts capitalized (1)	6,591	3,438	17,370	9,417
Loss on debt extinguishment	—	—	2,428	—
Loss (gain) on derivative financial instruments, net	28,608	5,524	51,788	(5,293)
Settlement of commodity hedging	(4,775)	(20)	(8,669)	(483)
Depreciation and amortization	17,228	16,591	44,441	45,007
Impairment expense	1,889	120	23,782	149
Noncash share-based compensation	159	502	345	1,563
Acquisition-related costs included in general and administrative expenses(1)	—	—	12,377	—
Loss on sale of noncurrent assets	—	—	—	—
Gain on foreign currency derivatives	—	—	(6,838)	—
Other income, net	2	(980)	127	2,016
Adjusted EBITDAX	$30,426	$19,490	$51,894	$42,039

(1) The three and nine months ended September 30, 2018 also includes realized and unrealized gains/loss on interest rate swaps.

(2) Professional fees included in general and administrative expense related to the Company’s Eagle Ford acquisition, which closed April 23, 2018.

The Company reports under International Financial Reporting Standards (IFRS).  All amounts are reported in US dollars unless otherwise noted.

The Company’s full Unaudited Activities Report as filed with the Australian Securities Exchange (ASX) and Securities and Exchange Commission on Form 6-K for the Quarter Ended September 30, 2018 can be found at www.sundanceenergy.net.

The Company’s 2017 Annual Report as filed with the ASX and Form 20-F as filed with the SEC can be found at www.sundanceenergy.net.

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford.  A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf.  Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact: United States: John Roberts VP Finance & Investor Relations Tel: +1 (720) 638-2400	Eric McCrady CEO and Managing Director Tel: +1 (303) 543-5703

Australia: Mike Hannell Chairman Tel: +61 8 8274 2128